SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 - No Fee Required

For the Fiscal Year Ended: December 31, 2007

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 - No Fee Required
For the transition period from _____to_____

Commission File Number: 0-13888

CHEMUNG CANAL TRUST COMPANY PROFIT SHARING, SAVINGS & INVESTMENT PLAN
(Full title of Plan)

CHEMUNG FINANCIAL CORPORATION
 (Name of issuer of the securities held pursuant to the plan)

One Chemung Canal Plaza, P.O. Box 1522
Elmira, New York 14902
(607) 737-3711
 (Address of principal executive offices)

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

ELMIRA, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE

AND

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2007 AND 2006

CONTENTS
AUDITED FINANCIAL STATEMENTS	PAGE

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE

Form 5500 Schedule H Part IV:

Item 4i - Schedule of Assets Held for Investment Purposes at End of Year - December 31, 2007	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension and Profit Sharing Committee
Chemung Canal Trust Company
Profit Sharing, Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 , and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes At End of Year, December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

Elmira, New York
June 13, 2008

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,
	2007	2006
ASSETS
Investments, at fair value:
Chemung Financial Corporation common stock	$ 4,578,436	$ 5,362,667

Chemung Canal Trust Company common trust funds:
Short-Term Bond Fund	619,195	972,027
Core Bond Fund	1,418,480	1,451,730
Core Growth Fund	1,872,882	1,812,276
Growth and Income Fund	1,333,160	1,276,518

Mutual funds:
AIM Small Cap Growth Fund	482,894	530,082
Artisan International Fund	700,300	698,501
Dodge & Cox International Stock Fund	733,156	-
Dodge & Cox Stock Fund	4,975,119	4,754,983
Federated Automated Cash Management	550,272	528,889
Federated Prime Obligations Fund	155,630	190,629
Federated Stock Trust Fund	241,136	248,296
Loomis Sayles Bond Fund	577,183	-
Nicholas Applegate International Growth Opportunities Fund	1,404,033	1,081,161
Vanguard Index Trust 500 Fund	1,026,535	888,467
Westport Select Cap Fund	777,548	657,937
TOTAL INVESTMENTS	21,445,959	20,454,163

Cash and cash equivalents	1,594	1,579
Accrued income receivable	42,613	40,008
Employer contribution receivable	255,468	223,041

NET ASSETS AVAILABLE
FOR BENEFITS	$21,745,634	$20,718,791

The accompanying notes are an integral part of the financial statements.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
	Year ended December 31,
	2007	2006
ADDITIONS
Additions to net assets attributed to:
Investment income:
Interest and dividends	$ 1,503,647	$ 686,303
Net (depreciation) appreciation in fair value of investments	(1,223,866)	1,793,592
	279,781	2,479,895

Contributions:
Employer	255,468	223,041
Participant	992,677	807,534
Rollover	1,127,149	87,272
	2,375,294	1,117,847

Other income	-	113
TOTAL ADDITIONS	2,655,075	3,597,855

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	1,628,232	1,427,371
TOTAL DEDUCTIONS	1,628,232	1,427,371

NET INCREASE	1,026,843	2,170,484

Net assets available for benefits
at beginning of year	20,718,791	18,548,307
NET ASSETS AVAILABLE FOR BENEFITS
AT END OF YEAR	$21,745,634	$20,718,791

The accompanying notes are an integral part of the financial statements.

NOTE A: DESCRIPTION OF PLAN

The following description of the Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan which was restated in 1985 to incorporate 401(k) savings and investment provisions. Under the restated plan, investment accounts attributable to employer contributions made for plan years ended before January 1, 1985 were maintained. Withdrawal privileges continue on these assets with certain limitations on frequency and amount. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility
Participants are immediately eligible to make voluntary contributions. A participant is eligible for discretionary employer contributions after attainment of age 21 and completion of one year of eligibility service.

Vesting
Participants are immediately vested in all contributions and earnings thereon.

Contributions
Participants may contribute up to 70% of their current compensation, as defined, for investment in one or all of the available investment alternatives. Contributions are subject to certain Internal Revenue Service limitations in each year.

The Plan sponsor may match a percentage of the voluntary contributions made by an eligible participant up to 6% of the participant's current compensation, as defined. Prior to January 1, 2001, these matching contributions were invested in Chemung Financial Corporation common stock, except for participants age 50 or greater, for which these matching contributions were participant-directed. Subsequent to January 1, 2001, these matching contributions are completely participant-directed. Subsequent to January 1, 2004, employer matching contributions are discretionary and contributed annually as directed by the Board of Directors.

Additionally, the Plan sponsor may contribute amounts annually at the discretion of the Board of Directors. Prior to July 1, 2002, these discretionary contributions were invested in Chemung Financial Corporation common stock, except for participants age 50 or greater, for which these contributions were participant-directed. Subsequent to July 1, 2002, these contributions are completely participant-directed. The Plan sponsor has the right to discontinue such discretionary contributions at any time.

Payment of benefits
Upon termination of service, the participant's account is either maintained in the Plan, transferred to an individual retirement account in the participan's name, directly rolled over into a qualified retirement plan or paid to the participant in a lump sum.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition
The Trustee holds the Plan's investments and executes transactions therein. Investments in equity or debt securities, or mutual funds that are traded on national securities exchanges are valued at quoted market prices. Chemung Financial Corporation's common stock is inactively traded in the over-the-counter market. Its market price is determined by the Trustee based upon actual transactions reported by a brokerage firm that maintains a market in the stock. Units of participation in the Chemung Canal Trust Company common trust funds are valued based on the underlying quoted market value of the securities held by each fund. Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned on the accrual basis.

Administrative expenses
The Plan sponsor has elected to pay certain administrative expenses of the Plan.

Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Payment of benefits
Benefits are recorded when paid.

NOTE C: INVESTMENTS

The following presents the fair value of investments and the net appreciation (depreciation) in fair value. Investments that represent 5% or more of the Plan's net assets are separately identified:
	December 31, 2007		December 31, 2006
	Net
	appreciation		Net
	(depreciation)		appreciation
	in fair value		in fair value
	during	Fair value	during	Fair value
	the year	at end of year	the year	at end of year

Chemung Financial Corporation
common stock	$ (891,359)	$ 4,578,436	$ 461,469	$ 5,362,667
Chemung Canal Trust Company
common trust funds:
Short-Term Bond Fund	41,444	619,195	48,446	972,027
Core Bond Fund	73,033	1,418,480	65,977	1,451,730
Core Growth Fund	217,343	1,872,882	210,243	1,812,276
Growth and Income Fund	131,764	1,333,160	158,024	1,276,518
Mutual funds:
Dodge & Cox Stock Fund	(513,375)	4,975,119	450,478	4,754,983
Nicholas Applegate Intern'l Stock Fund	(242,496)	1,404,033	186,104	1,081,161
Other	(40,220)	5,244,654	212,851	3,742,801
	$ (1,223,866)	$ 21,445,959	$ 1,793,592	$ 20,454,163

NOTE D: TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated March 4, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE E: PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the plan document.

NOTE F: TRANSACTIONS WITH PARTIES-IN-INTEREST

Chemung Canal Trust Company (the Bank), a wholly owned subsidiary of Chemung Financial Corporation, is the Plan sponsor and acts as trustee for the Plan's assets. In addition, the Plan invests in common trust funds managed by the Bank (representing 24% and 27% of net assets at December 31, 2007 and 2006, respectively) and Chemung Financial Corporation common stock (representing 21% and 26% of net assets at December 31, 2007 and 2006, respectively).

NOTE G: RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the accompanying statements of net assets available for benefits.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
EIN: 16-0380815
PLAN #: 002

FORM 5500 SCHEDULE H PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR - DECEMBER 31, 2007
(a)	(b)	(c)	(e)
		Description of investment,
Party		including maturity date, rate of
in	Identity of issue, borrower,	interest, collateral, par or	Current
interest	lessor or similar party	maturity value	value

*	Chemung Financial Corporation	168,016 shares of common stock	$ 4,578,436

*	Chemung Canal Trust Company
	common trust funds:
	Short-Term Bond Fund	51,607 units	619,195
	Core Bond Fund	113,779 units	1,418,480
	Core Growth Fund	90,092 units	1,872,882
	Growth and Income Fund	58,642 units	1,333,160

	Mutual funds:
	Federated Prime Obligations Fund	155,630 units	155,630
	Federated Automated Cash Management	550,272 units	550,272
	Federated Stock Trust Fund	9,172 units	241,136
	Artisan International Fund	23,437 units	700,300
	Dodge & Cox Stock Fund	35,984 units	4,975,119
	Dodge & Cox International Stock Fund	15,931 units	733,156
	Nicholas Applegate International
	Growth Opportunities Fund	31,975 units	1,404,033
	Vanguard Index Trust 500 Fund	7,596 units	1,026,535
	Westport Select Cap Fund	33,357 units	777,548
	AIM Small Cap Growth Fund	16,652 units	482,894
	Loomis Sayles Bond Fund	39,587 units	577,183

		TOTAL INVESTMENTS	$ 21,445,959

Note:   Certain cost information in column (d) is not required to be disclosed as investments are participant directed under an individual account plan.